ICG CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ending December 31, 2015

MEMBER'S EQUITY, January 1, 2015	$	102,590
Distributions		(1,398,000)
Net income (loss)		1,423,204
MEMBER'S EQUITY, December 31, 2015	$	127,794